UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

17560 Rowland Street, City of Industry, CA 91748

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Newegg Commerce, Inc. (the “Company”) is furnishing this report on Form 6-K to provide the unaudited consolidated financial statements for the six months ended June 30, 2021 and 2020 and incorporate such financial statements into the Company’s registration statements referenced below.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-222534) and on Form F-3 (Registration Number 333-227817) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

99.1	Unaudited Consolidated Financial Statements as of June 30, 2021 and for the six months ended June 30, 2021 and 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

August 27, 2021	By:	/s/ Robert Chang
Robert Chang
Chief Financial Officer

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